EXHIBIT V
RECENT DEVELOPMENTS
     The information included in this section supplements the information about the Republic contained in the Republic’s Annual Report for 2005 on Form 18-K filed with the SEC on September 29, 2006, as amended by Amendment No. 3 to the Annual Report for 2005 on Form 18-K/A filed with the SEC on January 17, 2007. To the extent the information in this section is inconsistent with the information contained in the Annual Report for 2005, the information in this section replaces such information. Capitalized terms not defined in this section have the meanings ascribed to them in the Annual Report for 2005.
GENERAL
     The IMF Executive Board completed the fifth review under the three-year stand-by arrangement for Turkey (the “2005-2008 Stand-By Arrangement”) on December 13, 2006 and thereafter an amount equivalent to SDR1 749.5 million (approximately $1.13 billion, as of December 13, 2006) was made available for release to The Republic. The 2005-2008 Stand-By-Arrangement provides for lending from the IMF in the amount of SDR 6.66 billion (approximately $10 billion as of May 11, 2005).
     On January 23, 2006 Standard & Poor’s outlook for its BB- rating for The Republic was revised from stable to positive. On June 27, 2006, Standard and Poor’s revised The Republic’s outlook for its BB- rating from positive to stable. On December 14, 2005, Moody’s upgraded The Republic’s rating from B1 (positive outlook) to Ba3 (stable outlook). On January 13, 2005, Fitch Ratings upgraded The Republic’s rating from B+ (positive outlook) to BB- (stable outlook) and on December 6, 2005, revised The Republic’s outlook from stable to positive.
     On January 31, 2004, the Law on the Currency Unit of The Republic (Law No. 5083) was published in the Official Gazette (No. 25363). In accordance with Law No. 5083, a new currency, known as New Turkish Lira or TRY, was introduced on January 1, 2005. The conversion rate of the old Turkish Lira to the New Turkish Lira is: TL1,000,000 = TRY1. The subunit of the New Turkish Lira is Yeni Kurus or Ykr; 1 New Turkish Lira is equal to 100 Kurus. Turkish Lira and New Turkish Lira banknotes and coins have been in physical circulation since January 2005. However, on January 1, 2006, the old Turkish Lira banknotes were withdrawn from circulation. The Central Bank will convert old Turkish Lira to New Turkish Lira for a period of ten years. The Council of Ministers will determine a future date when the word “new” will be eliminated from the name “New Turkish Lira” and the currency of The Republic will again be called Turkish Lira. The Central Bank has been implementing a floating exchange rate regime since

[1]	The Special Drawing Right, or SDR, serves as the unit of account of the IMF. The value of the SDR in terms of U.S. dollars was SDR 1 = $1.5004 on February 15, 2007.

February 2001. Please see “Key Economic Indicators,” below, for recent exchange rates.
     On September 26, 2004, the Assembly passed the new Turkish Penal Code which is intended to bring the Turkish Penal Code in line with EU standards, although, as discussed below, the EU has indicated that the new Turkish Penal Code is not fully in line with EU standards. On October 12, 2004, the new Penal Code (Law No. 5237) was published in the Official Gazette, and, on December 17, 2004, the new Code of Penal Procedure (Law No. 5271) was published in the Official Gazette. The new Penal Code has been in effect since June 1, 2005. On June 29, 2005, the Turkish Penal Code was amended by the Assembly with the Law No. 5377. Such amendment has been published in the Official Gazette dated July 8, 2005 (No. 25869).
     On November 30, 2006, the High Planning Board of Turkey approved the Pre-Accession Economic Program for the 2007- 2009 period. The main goals of the program are, among other things, to sustain The Republic’s current growth performance and continue the convergence process of per capita income to EU average, ensure price stability, further decrease the ratio of public debt stock and the public deficit to GDP to be able to meet the Maastricht criteria and to continue the structural reform process.
     On December 29, 2004, a Government decree regarding the reduction of value added taxes (“VAT”) was published in the Official Gazette (No. 25685). In accordance with the decree, the VAT collected from food, education and health products was reduced to 8% from 18% beginning on January 1, 2005. Furthermore, on March 8, 2006, another Government decree regarding the reduction of the VAT collected from textile products to 8% from 18% was published in the Official Gazette (No. 26102), which became effective on March 9, 2006.
     On December 30, 2004, the Assembly passed a new law (Law No. 5281) regarding the reduction of income taxes and the simplification of taxation practices on financial instruments. In accordance with Law No. 5281, the upper limit of income taxes was reduced by 5% to 40% beginning in 2005, the tax exemption on financial instruments was eliminated and a new tax on financial market instruments was introduced. On December 31, 2004, Law No. 5281 was published in the Official Gazette. A new tax exemption on financial instruments for non-resident investors was approved by the Assembly on June 27, 2006 and published in the Official Gazette on July 7, 2006 (No. 26221). With the Law No. 5527, the withholding tax on earnings derived from financial instruments by non-residents will be reduced to zero and non-residents will not be responsible for any declaration. The withholding tax for domestic investors will be reduced to 10% from 15% for earnings derived from domestic government debt securities, and private sector debt securities and for capital gains derived from the purchase and sale of equities. There is no change on the 15% withholding tax implementation on deposits and repurchase transactions. However, on August 2, 2006, it was announced that Republican People’s Party (“CHP”) applied to the Constitutional Court for the cancellation of Law No. 5527. On March 30, 2006, the Assembly passed another law (Law No. 5479) regarding the reduction of income taxes and the simplification of income taxation practices. With Law No. 5479, the upper limit of income taxes was reduced by 5% to 35%, the number of income tax brackets was reduced to 4 from 5 and the tax exemptions of various investments were eliminated. Law No. 5479 was published in the Official Gazette on April 8, 2006 (No. 26133), and the income tax reductions and the elimination of the tax exemptions were effective as of January 1, 2006. On June 13, 2006, the Assembly approved the new Corporate Tax Law (Law No. 5520). In accordance with the Law No. 5520, the corporate income tax rate was reduced to 20% from 30% effective from January 1, 2006. Law No. 5520 was published in the Official Gazette on June 21, 2006 (No. 26205).
     Until 2005, the Consumer Price Index (“CPI”) and Wholesale Price Index (“WPI”) had been calculated based on the relative increase or decrease in prices since 1997. In January 2005, the State Institute of Statistics introduced the Producer Price Index (“PPI”) to replace WPI, revised the components of CPI and changed the base year to 2003. While WPI had provided a public/private sector breakdown, PPI is calculated for overall sectors, without a breakdown for public/private sector. In addition, new indicators for core inflation, which was previously defined as inflation in the private manufacturing industry, were introduced by the State Institute of Statistics. The new indicators are variations of CPI that exclude certain components (such as CPI excluding seasonal products, CPI excluding raw food products and CPI excluding energy).
     The Assembly approved the Social Security Institutions Law (Law No. 5487) on April 13, 2006. The Social Security Institutions Law establishes, organizes and defines the duties of a new Social Security Institution that replaces the former system that split duties among three separate institutions. President Sezer partially vetoed Law No. 5487 and it was sent back to the Assembly for revision. On May 4, 2006, the Social Security Institutions Law was revised and approved by a parliamentary commission and sent to the Assembly for discussion. On May 16, 2006, the Assembly approved the revised Social Security Institution Law (Law No. 5502) and sent it back to President Sezer for approval. On May 20, 2006, Law No. 5502 was published in the Official Gazette (No. 26173).
     The Assembly approved The Social Insurance and General Health Insurance Law (Law No. 5489) on April 19, 2006. The Social Insurance and General Health Insurance Law is a pension reform law that brings gradual parametric changes to the pension system and also introduces universal health insurance. On May 10, 2006, President Sezer vetoed Law No. 5489. The Assembly approved the new Social Insurance and General Health Insurance Law (Law No. 5510) on May 31, 2006. Law No. 5510 was approved by President Sezer and the law was published in the Official Gazette on June 16, 2006 (No. 26200). However, President Sezer applied to the Constitutional Court for the cancellation of some of the articles of Law No. 5510. On December 15, 2006, the Constitutional Court announced that some of the articles of Law No. 5510 were cancelled and on December 22, 2006, the Government announced that the implementation of the Law was postponed until July 1, 2007.
     The Law on Establishment of Investment Support and Promotion Agency of The Republic (Law No. 5523) was published in the Official Gazette on July 4, 2006 (No. 26218). Under the office of the Prime Minister, the Agency will have administrative and financial autonomy to sustain operational flexibility and provide information and guidance for investors throughout every step of the investment process. The law on establishment of development agencies regulating the formation of the Investment Support Offices which is intended to assist investors in obtaining necessary permissions and provide coordination in legal procedures, became effective in February 2006.
     The Draft Law regarding the Housing Finance System (the “Draft Housing Finance Law”) prepared by the Capital Markets Board of The Republic is under consideration. The Draft Housing Finance Law aims to improve infrastructure in order to promote primary mortgage and housing finance markets and establish a secondary mortgage market to provide alternative funding mechanisms to the primary lenders. The Draft Housing Finance Law is expected to amend the Execution and Bankruptcy Act (Law No. 2004), Capital Markets Law (Law No. 2499), Consumer Protection Law (Law No. 4077), Financial Leasing Law (Law No. 3226) and various tax laws.
     At the end of December 2005, a bird flu outbreak began in the eastern portion of The Republic and rapidly spread westward, affecting more than one-third of The Republic’s 81 provinces. As of February 15, 2007, at least 21 people have tested positive for the deadly H5N1 strain of the bird flu virus (12 of which have been confirmed by the World Health Organization), including 4 children who have died from the disease.
     According to reports made by the WHO since January 30, 2006 there have been no additional reported outbreaks of the H5N1 strain in the Republic. However, on February 8, 2007, a new H5N1 case was reported in poultry in a small village in the south eastern region of the Republic. There have not been any new human cases which have tested positive for the H5N1 strain of the bird flu virus since January 30, 2006.
POLITICAL CONDITIONS
     The following table sets forth the composition of the Assembly by total number of seats as of February 15, 2007:

Political Party	Number of Seats
Justice and Development Party (AKP)	354
Republican People’s Party (CHP)	153
Motherland Party (ANAP)	21
Social Democrat People’s Party (SHP)	1
True Path Party (DYP)	4
People’s Ascent Party (HYP)	1
Young Party (GP)	1
Independents (no party affiliation)	9
     On October 12, 2006, the Assembly approved a new law (Law No. 5550) which sets the next general election date as November 4, 2007. The Presidential elections will also be held in the April/May 2007 period before the term of the office of the current President of the Republic expires on May 16, 2007.
KEY ECONOMIC INDICATORS

•	In the first three quarters of 2006, GNP totaled TRY416 billion and grew by an estimated 5.7%, compared to the same period in 2005. In the first quarter of 2006, GNP grew by an estimated 6.4%, compared to the same period of 2005, in the second quarter of 2006, GNP grew by an estimated 8.8%, compared to the same period of 2005 and in the third quarter of 2006, GNP grew by an estimated 3.0%, compared to the same period of 2005. GNP grew by an estimated 7.5%, 4.7%, 8.0% and 10.2% in the first, second, third and fourth quarters of 2005, respectively, compared to the corresponding periods in 2004. In 2005, GNP totaled TRY486.4 billion, which represents a real increase of 7.6% as compared to 2004.

•	For the month of January 2007, CPI increased by 1.0% and PPI decreased by 0.05%.

•	The Republic’s PPI and CPI for the December 2005 — December 2006 period was 11.58% and 9.65%, respectively. The official CPI year-end target for 2006 was 5%. The negative impact of oil prices on annual inflation, the increases in unprocessed food prices and the lagged impact of exchange rate pass-through are the significant factors that caused inflation to increase in 2006. The Central Bank expects to respond with adjustments in monetary policy in order to be able to achieve and maintain price stability in the medium term.

•	On February 15, 2007, the Central Bank foreign exchange buying rate for U.S. dollars was TRY1.3824 per U.S. dollar, compared to an exchange buying rate of TRY1.3322 per U.S. dollar on February 15, 2006.

•	On January 16, 2007, the Government offered an interest rate of 20.40% for 6-month Treasury Bills, compared to an interest rate of 14.73% for 6-month Treasury Bills on January 16, 2006.

•	The industrial production index rose by 2.5% in December 2006, compared to an increase of 7.5% in December 2005. The industrial production index rose by approximately 3.5% in the first quarter of 2006, rose by approximately 9.4% in the second quarter of 2006 and rose by approximately 5.8% in the third quarter of 2006.

•	Beginning in January 2005, the State Institute of Statistics has published a household labor force figure each month based on the average of three months (i.e., the January 2006 figure covers the December 2005 — February 2006 period). The unemployment rate was 11.8% in January 2006, 11.9% in February 2006, 10.9% in March 2006, 9.9% in April 2006, 8.8% in May 2006, 8.8% in June 2006, 8.8% in July 2006, 9.1% in August 2006, 9.1% in September 2006, 9.3% in October 2006 and 9.6% in November 2006. The total unemployment was estimated to be 2,799,000 in January 2006, 2,796,000 in February 2006, 2,611,000 in March 2006, 2,436,000 in April 2006, 2,215,000 in May 2006, 2,245,000 in June 2006, 2,251,000 in July 2006, 2,343,000 in August 2006, 2,316,000 in September 2006, 2,344,000 in October 2006 and 2,415,000 in November 2006.

•	Negotiations between the Government and the public sector workers’ union regarding wage increases for public sector workers were completed on July 5, 2005. The wages of public sector workers were increased by 10% for the year 2006 and it was announced that the wages of public sector workers would be increased by 3% for each six-month period in 2007. The salaries of civil servants were increased by 2.5% for each six-month period in 2006. Also, after an announcement on September 25, 2006, there was a 2.32% increase in the wages of civil servants (effective from July 1, 2006) as compensation for the difference between the actual inflation rate and the salary increase of 2.5% in the first half of 2006. The minimum wage, which applies to both public and private sector employees, was increased by 8.65% in 2006. On September 25, 2006, it was announced that the salaries of low-income civil servants would be increased by 4% for each six-month period in 2007 and the salaries of the remaining civil servants would be increased by 3% for each six-month period in 2007. It was also announced that the salaries of the civil servants will be compensated for the difference between the actual inflation rate and the salary increase of year 2006 and 2007 respectively. On December 26, 2006, it was announced that the minimum wage will be increased by 6% for the first half of 2007 and another 4% for the second half of 2007.

•	On December 13, 2006, the Central Bank announced its monetary policy details for the year 2007. It announced that the inflation target rates, which are ‘point targets’ based on CPI with a band of 2% in either direction, are 4% for the years 2007, 2008 and 2009. The Monetary Policy Committee (“MPC”) will meet during the second or third week of each month and the interest rate decision will be made publicly available the same day as the MPC meeting. The Central Bank will also continue publishing a quarterly “Inflation Report”, a semiannual “Financial Stability Report” and a monthly “Price Developments” report in 2007.

•	In its regular meeting, held on February 15, 2007 the MPC decided to keep short-term interest rates (policy rates) unchanged at 17.50% at the Central Bank of the Republic of Turkey “CBRT” Interbank Money Market and the Istanbul Stock Exchange Repo-Reverse Repo Market. As of February 15, 2007, CBRT overnight borrowing interest rate was 17.50%, and the CBRT overnight lending interest rate was 22.50%. In its previous meeting, held on January 16, 2007, MPC decided to keep policy interest rates unchanged at 17.50%.
TOURISM
•	From January to December 2006, net tourism revenues (according to the balance of payments presentation) decreased by approximately 7.66% to approximately $14,110 million from approximately $15,280 million during the same period in 2005.

•	From January to December 2006, the number of foreign visitors visiting The Republic decreased by approximately 6.2% to approximately 19,819,833 foreign visitors, as compared to approximately 21,124,886 foreign visitors during the same period in 2005. While the specific causes of the reduction in number of foreign visitors are not known, The Republic’s tourism sector may have been negatively affected by the bird flu outbreak, as well as conflicts in neighboring countries. However, the magnitude of these effects, if any, is difficult to determine and is expected to be transitory.
FOREIGN TRADE AND BALANCE OF PAYMENTS
     Between January and December 2006, the trade deficit increased by approximately 19.1% to approximately $39.9 billion, as compared to approximately $33.5 billion in the same period of 2005. The reason behind the increase in the trade deficit between January and December 2006 was the 19.0% increase in total goods imported (f.o.b.) to approximately $131.5 billion, as compared to approximately $110.5 billion during the same period of 2005. The increase in imports was primarily driven by the demand for capital goods (increased by approximately 8.7% over the same period of 2005), intermediate goods (increased by approximately 20.0% over 2005) and consumption goods (increased by approximately 14.2% over 2005). During the period of January-December 2006, the current account deficit increased by approximately 37.2% over the same period in 2005, from approximately $22.8 billion to approximately $31.3 billion.
     As of January 19, 2007, total gross international reserves were approximately $102.2 billion (compared to $101.2 billion as of December 29, 2006) and commercial bank and participation bank reserves were approximately $40.0 billion (compared to $38.0 billion as of December 29, 2006) and gold reserves were approximately $38.0 billion (compared to $2.4 billion as of December 29, 2006). As of February 2, 2007, Central Bank reserves were approximately $64.1 billion, compared to approximately $60.8 billion as of December 29, 2006.
     As of February 9, 2007, the Central Bank held approximately TRY1,205 million in public sector deposits.
PUBLIC FINANCE AND BUDGET
•	From January to December 2006, the central government budget expenditures were approximately TRY175,304 million and central government budget revenues were approximately TRY171,309 million, compared to a consolidated budget expenditure of approximately TRY146,098 million and a consolidated budget revenue of TRY137,981 million during the same period in 2005.

•	From January to December 2006, the central government budget deficit was approximately TRY TRY3,995 million, compared to a consolidated budget deficit of TRY8,117 million during the same period in 2005.

•	From January to December 2006, the central government budget primary surplus reached approximately TRY1,951 million, compared to a consolidated budget primary surplus of TRY37,563 million during the same period in 2005.

•	On October 17, 2006, the Council of Ministers submitted the draft budget law for 2007-2009 period to the Assembly. The draft law includes TRY204.9 billion target for central government budget expenditures, TRY188.2 billion target for central government budget revenues and TRY36.2 billion target for central government budget primary surplus in 2007. The Budget Law (Law No. 5565) was approved by the Assembly on December 26, 2006. On October 17, 2005, the Council of Ministers submitted the draft of the first multi-annual budget for the 2006-2008 period to the Assembly. The draft budget includes 5% targets for the CPI and PPI rates and a 6.5% target for the primary surplus/GNP ratio for the public sector at the end of 2006. The Assembly passed the 2006 budget on December 27, 2005, and the Budget Law (Law No. 5437) was published in the Official Gazette on December 31, 2005.
•	On December 28, 2006, The Republic announced its 2007 financing program. According to the 2007 financing program, The Republic expects to repay a total of approximately TRY166.5 billion of debt in 2007, of which approximately TRY140.3 billion constitutes domestic debt and approximately TRY26.2 billion constitutes external debt service. The total borrowing target for The Republic in 2006 is approximately TRY122.0 billion, of which approximately TRY104.2 billion would consist of domestic borrowing and approximately TRY17.8 billion would consist of external borrowing. Of the TRY17.8 billion of external borrowing expected in 2007, TRY8.2 billion is expected to be raised through bond issuances, TRY6.6 billion from international financial institutions and TRY3.0 billion through project financing. Other sources of funds in 2007 are expected to consist of primary surplus (which is targeted to yield TRY34.3 billion on cash basis), privatization revenues together with transfers from the Savings and Deposit Insurance Fund (“SDIF”) (which is targeted to yield TRY6.8 billion) and collections from guaranteed receivables (which is targeted to yield TRY0.7 billion).
PRIVATIZATION
     The Government’s plans for privatization include, among others, the remaining shares of Turk Telekom, Petkim (a petrochemicals company), Turkish Airlines, Tekel (tobacco unit), certain sugar and tea factories, the Istanbul Stock Exchange, the Istanbul Gold Exchange and the National Lottery Organization, as well as the transfer of operational rights on certain highways, ports and Bosphorus bridges and the privatization of Halkbank and Ziraat Bank and certain hotels and energy generation and distribution companies. Cash transfers to the Treasury from the Privatization Administration (including transfers from privatized companies) were approximately TRY3,551 million in 2005 (as compared to TRY1.5 billion envisaged in the financing program for 2005) and approximately TRY10,551 million in 2006 (as compared to TRY7.0 billion envisaged in the financing program for 2006).
     An announcement for the block sale of 65.76% of the public shares of Tupras (a petroleum refineries corporation) was made on June 7, 2003. Final negotiations were held in January 2004. The tender was won by Efremov Kautschuk GmbH, which submitted the highest bid, for approximately $1.3 billion. On June 3, 2004, the Ankara Administrative Court cancelled the decision of the tender commission to privatize 65.76% of public shares in Tupras and, on November 26, 2004, the Council of State

approved the Ankara Administrative Court ruling. On March 4, 2005, the Privatization Administration completed the block sale of 14.76% of the shares of Tupras to foreign investors. However, on May 23, 2006, an Administrative Court suspended the block sale of 14.76% shares of Tupras on the Istanbul Stock Exchange. On April 29, 2005, the Privatization Administration announced a tender for the block sale of an additional 51% of Tupras shares. On September 12, 2005, it was announced that a consortium led by Turkish conglomerate Koc Holding made the highest bid, which totalled $4.14 billion. The Koc Holding bid was approved by the Privatization High Council on November 7, 2005 and the share transfer agreement was signed on January 26, 2006. On February 2, 2006, the Council of State suspended the sale of Tupras to Koc Holding, but on May 8, 2006, it was announced that the Council of State rejected the demand to cancel the sale of Tupras and on September 28, 2006 it was announced that the Council of State also rejected the objection made against its previous decision.
     The Privatization Administration announced the tender for the privatization of the tobacco unit of Tekel on December 13, 2004. The original bidding deadline for the tender was postponed from February 18, 2005 to March 4, 2005 and, subsequently, to April 8, 2005. On April 8, 2005, the privatization of the tobacco unit of Tekel was cancelled because no offer was received.
     On May 18, 2005, the Privatization Administration made a tender offer announcement for the sale of two of Tekel’s buildings (twin towers) in Ankara. The Union of Chambers and Commodity Exchanges in The Republic (TOBB) won the tender in July 2005 by submitting the highest bid in the amount of $100 million. The sale of Tekel’s twin towers was completed on January 31, 2006.
     The Privatization Administration announced a tender for the privatization of motor vehicles inspection stations on September 23, 2004. The highest bid in the amount of $613.5 million was submitted by AKFEN-Dogus-Tuvsud OGG. The bid was approved by the Privatization High Council, but the Council of State halted implementation of the Competition Board’s verdict on November 9, 2005. In November 2006, it was announced that the Council of State abolished its previous decision on the privatization of motor vehicle inspection stations and the privatization process has been recommenced.
     On May 24, 2005, the Privatization Administration announced the tender for the block sale of 46.12% of the shares of ERDEMIR (Eregli Demir ve Celik Fabrikalari A.S), The Republic’s biggest steel company. On October 4, 2005, it was announced that the tender was won by OYAK, a pension fund for the Turkish military, which submitted the highest bid in the amount of $2.77 billion. On November 24, 2005, the Competition Board approved the block sale of 46.12% of the shares of ERDEMIR to OYAK and the share transfer agreement was signed on February 27, 2006. On May 10, 2006, however, the Council of State suspended the Competition Board’s approval of the ERDEMIR privatization and on July 18, 2006, it was announced that Council of State suspended the implementation of the Privatization High Council’s decision on ERDEMIR privatization. On September 20, 2006, it was announced that the Competition Board reapproved the sale of ERDEMIR to OYAK.

     On February 2, 2006, the Privatization Administration held an auction for the block sale of 56.67% of the shares of insurance company Basak Sigorta and 41.00% of the shares of pension company Basak Emeklilik. The highest bid in the amount of $268 million was submitted by the French insurer Groupama. The Groupama bid was approved by the Privatization High Council on April 19, 2006. The Basak Sigorta / Emeklilik privatization was completed when the share transfer agreement was signed on May 16, 2006.
     On April 5, 2006, the Privatization Administration announced that the consortium of Goldman Sachs, CA-IB and Is Yatirim was selected as the consultant to the Halkbank privatization. On August 15, 2006, Privatization High Council’s (“PHC”) decision on Halkbank privatization was published in the Official Gazette. According to the PHC’s decision, the public shares of Halkbank will be privatized through “block sale” and the privatization process is envisaged to be finalized by May 25, 2008. However, on December 6, 2006, The Council of State halted the implementation of the PHC decision regarding Halkbank privatization. On January 10, 2007, a new law (Law No. 5572) regarding the privatization of Halkbank was approved by the Assembly Law No. 5572 was published in the Official Gazette on January 17, 2007 (No. 26406). According to the decision of PHC dated February 5, 2007, up to 25% of Halkbank is going to be privatized through an IPO in 2007.
     On April 19, 2006, the Privatization Administration announced that the official process for the public offering of the 25% (a total of 28.75% shares, if the greenshoe option is fully exercised) state-owned shares of Turk Hava Yollari (“Turkish Airlines”) had been started. The subscription process of the public offering was finalized between May 16 and May 18, 2006. The public offering was finalized on May 24, 2006 and a total of approximately $207.8 million was raised with the sale of 28.75% of state owned shares of Turkish Airlines (with greenshoe option fully exercised). The new shares began trading on the Istanbul Stock Exchange on May 25, 2006. After the public offering in May 2006, the ownership stake in Turkish Airlines held by the Privatization Administration decreased to 49%.
     On August 31, 2006, the Privatization Administration announced the tender for the block sale of 100% shares of the three electricity distribution companies, namely, Baskent Elektrik Dagitim A.S., Sakarya Elektrik Dagitim A.S. and Istanbul Anadolu Yakasi Elektrik Dagitim A.S., each operating in three different regions. The bidding deadline for the privatization was initially announced as December 15, 2006 but then postponed to January 19, 2007. On January 9, 2007, it was announced that the tenders for the three electricity distribution companies were postponed to a future date. Furthermore, the privatization processes of the remaining 17 electricity distribution regions are still continuing.
     On February 8, 2007, it was announced that the PHC has decided to privatize 51% of the shares of Petkim through a block sale.

     Other significant privatizations completed in 2006 and 2007 include the asset sales of TEKEL Kayacik ($42.2 million), Kaldirim ($40.7 million), Yavsan Salt Mines ($37.3 million), Buyuk Efes Hotel ($121.5 million), Buyuk Ankara Hotel ($36.8 million), Tarabya Hotel ($145.3 million), Emek Office Block ($55.5 million), the sale of KBI-Murgul Enterprise together with the transfer of operational rights of a hydroelectric power plant ($37.6 million) and Deveci Iron Mine ($21.5 million).
     Other significant privatizations at the approval or contract stage include the transfer of operational rights of the Mersin port ($755 million).
     The significant privatizations which are currently in the process of tender are Izmir Port owned by Republic State Railways (TCDD) for which the bidding deadline is announced as March 30, 2007 and the sale of certain assets of Petkim.
     Several privatizations that are currently in the approval stage are being challenged in Turkish courts. Such legal challenges can cause delays in the privatization process and may, on occasion, as in the case of the sale of 65.76% of the shares in Tupras to Efremov Kautschuk GmbH in 2003-2004, lead to the cancellation of the previous privatization decisions.
BANKING SYSTEM
     As of February 15, 2007, the SDIF had taken over 22 private banks since 1997.
     The SDIF is continuing its efforts to recover claims and sell off assets inherited from banks taken over by the SDIF. On November 6, 2006, it was announced that SDIF had agreed with Yasar Group (former owner of the Yasarbank) on early repayment of its outstanding debt to SDIF. According to the agreement, Yasar Group paid approximately $48.4 million and €71.9 million in cash to SDIF on September 28, 2006. As of February 15, 2007, the SDIF had already signed protocols with 14 former owners of failed banks (including Yasar Group) regarding the settlement of their debts to the SDIF. The SDIF has begun selling non-related party loans of failed banks through loan auctions and is also taking steps to dispose of its holdings of shares in companies and other assets taken over by the SDIF, including the media assets, the cement factories and a mobile-phone operator, Telsim, previously owned by the Uzan Group, the former owner of Imar Bank. The tender for Star TV was held on September 26, 2005 and the tender was won by Isil Televizyon Yayinciligi (owned by Dogan Yayin Holding) which submitted the highest bid of $306.5 million. The tenders for nine cement factories were held in October 2005 and the highest bids totaled $1.07 billion. On December 21, 2005, the Competition Board approved the sale of eight of the nine cement factories for approximately $945 million. The tender for the ninth plant (Gaziantep cement plant) was rejected due to competition concerns, though it was later announced that a new tender is planned for the Gaziantep cement plant. The tender for Gaziantep cement plant was held on April 11, 2006 and Limak Kurtalan Cimento San. won the tender with the highest bid in the amount of $93.25 million. On May 4, 2006, the Competition Board approved the sale of Gaziantep cement plant. The tender for Telsim held on December 13, 2005 was won by

Vodafone, which submitted the highest bid of $4.55 billion.
     Since December 2004, when The Republic received a date for the commencement of accession talks with the EU, foreign investor interest in the Turkish banking sector has strengthened. A number of foreign financial entities have bought or agreed to buy equity stakes in domestic banks, including (but not limited to): Fortis Bank (acquired 93.3% stake in Disbank), BNP Paribas (bought 50% stake of TEB Mali Yatirimlar A.S.), Dexia (bought 74.99% stake in Denizbank), General Electric Consumer Finance (bought 25.5% of the shares of Garanti Bankasi), National Bank of Greece (bought 46% of the shares of Finansbank), Citibank (bought 20% stake of Akbank), Alpha Bank (agreed to buy 50% of Anadolu Group’s shares in Alternatif Bank), Bank TuranAlem Group (agreed to buy 33.98% shares of Sekerbank) and Merrill Lynch European Asset Holdings Inc. (acquired 100% of the shares of Tat Yatirim Bankasi A.S.).
DEBT
     The Central Government total domestic debt stock was approximately TRY251.5 billion as of December 2006, compared to TRY244.8 billion as of December 2005.
     In January 2007, the average maturity of Turkish internal public debt was 23.9 months, compared to 39.7 months in January 2006. The average annual interest rate on internal public debt in local currency (including discounted treasury bills/government bonds and fixed rate government bonds) on a compounded basis was 20.3% as of January 2007, compared to 13.6% in the same period in 2006.
     The total gross outstanding external debt of The Republic was approximately $185.8 billion at the end of the first quarter of 2006, approximately $193.3 billion at the end of the second quarter of 2006 and approximately $198.3 billion at the end of the third quarter of 2006.
     Since December 31, 2004, The Republic has issued the following external debt:
•	$2 billion of global notes on January 24, 2005, which mature on February 5, 2025 and have a 7.375% interest rate.

•	EUR1 billion of Eurobonds on February 16, 2005, which mature on February 16, 2017 and have a 5.5% interest rate.

•	$1.25 billion of global notes on June 7, 2005, which mature on June 5, 2020 and have a 7.00% interest rate.

•	EUR650 million of Eurobonds on July 6, 2005, which mature on July 6, 2012 and have a 4.75% interest rate.

•	$750 million of global notes on November 23, 2005, which mature on March 15,

2015 and have a 7.25% interest rate.
•	EUR350 million of Eurobonds on December 14, 2005, which mature on July 6, 2012 and have a 4.75% interest rate.

•	$1.5 billion of global notes on January 17, 2006, which mature on March 17, 2036 and have a 6.875% interest rate.

•	EUR750 million of Eurobonds on March 1, 2006, which mature on March 1, 2016 and have a 5.0% interest rate.

•	$500 million of global notes on July 19, 2006, which mature on January 15, 2014 and have a 9.50% interest rate.

•	$1.5 billion of global notes on September 26, 2006, which mature on September 26, 2016 and have a 7.00% interest rate.

•	EUR500 million of Eurobonds on October 19, 2006, which mature on February 16, 2017, and have a 5.5% interest rate.

•	$1.25 billion of global notes on November 1, 2006, which mature on February 5, 2025 and have a 7.375% interest rate.

•	$750 million of global notes on November 14, 2006, which mature on March 17, 2036 and have a 6.875% interest rate.

•	$500 million of global notes on January 17, 2007, which mature on March 17, 2036 and have a 6.875% interest rate.

•	$500 million of global notes on January 17, 2007, which mature on September 26, 2016 and have a 7.00% interest rate.

•	EUR1.25 billion of Eurobonds on February 2, 2007, which mature on April 2, 2019, and have a 5.875% interest rate.
     The aggregate amount of scheduled repayment of principal and interest on the medium-term and long-term external debt of The Republic as of September 30, 2006 was $11.6 billion, $39.3 billion and $25.6 billion for the rest of 2006, 2007 and 2008, respectively.
     On September 14, 2006, The Republic announced that, in accordance with its invitation (the “Invitation”) to holders of 11.375% Notes due 2006, 10% Notes due 2007, 10.5% Notes due 2008, 9.875% Notes due 2008, 12% Notes due 2008, 12.375% Notes due 2009 and 11.75% Notes due 2010 (collectively, the “old notes”) to submit one or more offers to exchange or tender for purchase such old notes for 7% Notes due 2016 (the “2016 Notes”), on the terms and subject to the conditions set forth in the prospectus supplement dated September 6, 2006 to the prospectus dated August 10, 2006, it expected to issue $1,169,720,000 aggregate principal amount of 2016 Notes. In addition, The Republic announced that it expected to issue $330,280,000 aggregate principal amount of 2016 Notes for cash (the “Cash Offering” and together with the Invitation, the “Global Notes Offering”). After confirmation by the exchange agent that the above definitive amounts were the final amounts of 2016 Notes to be issued pursuant to the Invitation, The Republic issued $1,500,000,000 aggregate principal amount of 2016 Notes pursuant to the Global Note Offering. In addition, The Republic paid an aggregate amount of $29,033,206 in cash for accrued but unpaid interest (to but not including September 26, 2006, the settlement date) on the outstanding principal amount of old notes exchanged pursuant to the Invitation and an aggregate amount of $116,536 in cash as a result of rounding down to the nearest integral multiple of $1,000 of the aggregate principal amount of the 2016 Notes issuable to each holder of old notes exchanged pursuant to the Invitation.
INTERNATIONAL RELATIONS
     As a result of the continuing civil unrest in Iraq, neighboring countries, including The Republic, have experienced and may continue to experience certain negative economic effects, such as decreases in revenues from trade and tourism, increases in oil expenditures, decreases in capital inflow, increases in interest rates and increases in military expenditures. The Republic continues to be affected by the consequences of conflicts in other countries in the Middle East, including Iraq, and has been the victim of isolated terrorist attacks.
     Furthermore, the relations between other countries in the Middle East and outside powers are often subject to tensions that could result in the economic and/or diplomatic sanctions being imposed on one or more of The Republic’s neighbors. It is also possible that such tensions could lead to military action. Any such sanctions or military action could have a negative impact on The Republic’s economy and political stability.
     On December 17, 2004, the European Council announced that The Republic had sufficiently fulfilled the Copenhagen political criteria to open accession negotiations, provided that six specific pieces of legislation are implemented. Moreover, the European Council invited the European Commission to present to the European Council a proposal for a framework for accession negotiations with The Republic, with a view towards opening such accession negotiations on October 3, 2005. The first draft of the framework for the accession negotiations was released by the European Commission on June 29, 2005. On October 3, 2005, the European Council approved the framework for negotiations on The Republic’s accession to the EU enabling the negotiations to begin immediately. According to the negotiating framework, although the shared objective of the negotiations is accession, these negotiations are an open-ended process, the outcome of which cannot be guaranteed beforehand. The European Commission will undertake a formal ‘screening’ process of examining the acquis, the detailed laws and rules that must be adopted by countries seeking accession on the basis of the EU’s founding treaties, to assess the state of preparations by The Republic for opening negotiations in specific areas. For the purposes of screening and subsequent negotiations, the acquis will be broken down into 35 parts or “chapters”, each covering a specific policy area. The screening process started with the “Science and Research” chapter on October 20, 2005 and was finalized on October 13, 2006. In addition, the process of exchanging negotiation documentation has begun on the “Education and Culture”, “Statistics” and “Enterprise and Industrial Policy” chapters. Negotiations on the “Science and Research” chapter (Chapter 25) were opened, and closed provisionally on June 12, 2006. The negotiations on Chapter 25 were opened and closed “provisionally” because the final closing will take place after the end of the negotiations of all chapters. In other words, The Republic has fulfilled the alignment to the EU acquis under Chapter 25, however if any new acquis is adopted by the time The Republic finishes its negotiations on the other chapters, The Republic will need to adopt that new legislation as well.
     Since the start of the accession negotiations in October 2005, the Republic has realized further reforms and continued harmonization efforts in the fields of gender equality, public administration and the enforcement of human rights. To this end, the ninth reform package was introduced on April 12, 2006. The draft legislation and international conventions included in the package will enable significant progress in the fields of transparency, ethics and civil-military relations. Within this framework, the UN Convention on the Fight Against Corruption as well as the Protocol No. 14 to the Convention for the Protection of Human Rights and Fundamental Freedoms, and the Law Amending the Law on the Establishment and Legal Procedures of Military Courts have already been adopted. The ninth reform package also contains some new administrative measures in an aim to further advance the reform process. On September 19, 2006, the Parliament reconvened to discuss the remaining measures of the ninth reform package and the discussions are still continuing to complete the reform package.
     On November 9, 2005, the European Commission released the 2005 Progress Report on The Republic, which contained a detailed analysis of The Republic’s progress in preparing for membership. Among its conclusions, it noted that political transition is ongoing in The Republic and The Republic continues to sufficiently fulfill the Copenhagen political criteria. While important legislative reforms are now in force, the pace of change has slowed in 2005 and implementation of the reforms remains uneven. With respect to The Republic’s economy, the Progress Report concluded that The Republic could be regarded as a functioning market economy as long as it firmly maintains its recent stabilization and reform achievements. With respect to The Republic’s ability to adopt and implement the EU legal order, the Progress Report noted that there has been some, though uneven, progress since 2004.
     On November 8, 2006, the European Commission released another Progress Report on Turkey’s course of accession into the EU. Among its conclusions, the Progress Report notes that although Turkey continues to sufficiently fulfill the Copenhagen political criteria and make progress in reforms, the pace of reforms has slowed down during the past year and significant further efforts are needed. The Progress Report calls for greater efforts to strengthen certain areas, including amendments to the Penal Code to adequately protect certain fundamental rights, such as freedom of expression and religion and economic and social rights, by bringing them in line with European Union standards, and to assert civilian democratic control over the military. In particular, Article 301 of the Turkish Penal Code, limiting in certain cases freedom of expression, must be repealed or amended according to the Progress Report. At the same time, the Progress Report states that there is also a need for the Republic to address the social problems in the South-East and to ensure full rights and freedoms for the Kurdish population. On the Cyprus issue, although Turkey has expressed continued support for UN efforts to find solution to the conflict, The Progress Report states that the EU expects that the Republic will move towards the full implementation of the Additional Protocol adopting the Ankara Agreement to the accession of the 10 new EU Member States and take concrete steps to normalize bilateral relations with all EU Member states, including the Greek Cypriot Administration; for example, the Progress Report states that the EU expects that the Republic will move toward the full implementation and removal of all obstacles to the free movement of goods in and out of Turkish ports as required by the Ankara Agreement. The Progress Report stated that failure to implement these obligations in full by December 6, 2006 would affect overall progress in the accession negotiations, and the European Commission would make recommendations ahead of the December European Council if the obligations are not met.
     With regards to the Republic’s economy, the Progress Report concludes that Turkey continues to be regarded as a functioning market economy, as long as it firmly maintains its recent stabilization and reform achievements. With respect to the Republic’s ability to adopt and implement the EU legal order, the Progress Report notes that although the Republic has improved its ability to take on the obligations of membership, the overall alignment of Turkish legislation to the EU legal order remains limited in certain areas including, particularly, services, capital movement, company law, agriculture, and environment. The EU will continue providing significant financial assistance to support Turkey. In 2006, €500 million pre-accession assistance is available for Turkey which can only be used to strengthen the administrative capacity of the Republic and enhance the ability of the Republic to adopt the acquis of the EU.
     On November 29, 2006, the European Commission announced its recommendation on Turkey’s accession negotiations. The Commission recommended that the Intergovernmental Conference on Accession with Turkey should not open negotiations on chapters covering policy areas relevant to Turkey’s restrictions on the Greek Cypriot Administration and no chapter be provisionally closed until the Commission confirms that Turkey has fulfilled its commitments related to the Additional Protocol. These chapters are: Chapter 1 — Free movement of goods, Chapter 3 — Right of establishment and freedom to provide services, Chapter 9 — Financial services, Chapter 11 — Agriculture and rural development, Chapter 13 — Fisheries, Chapter 14 — Transport policy, Chapter 29 — Customs union, and Chapter 30 — External relations. On December 11, 2006, it was announced that the EU General Affairs and External Relations Council (“GAERC”) welcomed the Commissions recommendations and findings in the November 8, 2006 Progress Report and the November 29, 2006 announcement. The GAERC also invited the Commission to report on the progress made on the issues covered by the declaration of September 21, 2005 in its forthcoming annual reports in 2007, 2008 and 2009. On December 15, 2006, the European Council endorsed the conclusions on Turkey adopted by the GAERC on December 11, 2006 and decided to suspend negotiations on the eight chapters referred to above. The EU decided not to close the other 27 chapters until the Republic fulfills its commitments under the Additional

Protocol to the EU-Turkey Association Agreement, which extended the EU-Turkey customs union to the ten member states of the EU, including the Greek Cypriot Administration that joined the EU in May 2004. The Additional Protocol requires, among other things, that the Republic open its ports and airports to traffic from the Greek Cypriot Administration. On January 22, 2007, the GAERC announced its conclusions on the implementation of the April 2004 Council conclusions on ending the isolation of the Turkish Republic of Northern Cyprus (“TRNC”) and facilitating the unification of the Cyprus by encouraging the economic development of the TRNC. The GAERC concluded that the work aiming at the adoption of the Commission proposal for a Council Regulation on special conditions for trade with the TRNC must resume without delay.